IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES ADOPTION OF ADVANCE NOTICE BY-LAW

Toronto, Ontario, March 25, 2013 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that its board of directors (the "Board") has adopted amendments to the Company's By-Laws, including introducing an advance notice requirement in connection with shareholders intending to nominate directors in certain circumstances (the "By-Law Amendments").

In particular, the By-Law Amendments set forth a procedure requiring advance notice to the Company by any shareholder who intends to nominate any person for election as director of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Canada Business Corporations Act (the "CBCA"), or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. Among other things, the By-Law Amendments set a deadline by which such shareholders must notify the Company in writing of an intention to nominate directors prior to any meeting of shareholders at which directors are to be elected and set forth the information that the shareholder must include in the notice for it to be valid.

The Board believes that the By-Law Amendments provide a clear and transparent process for all shareholders to follow if they intend to nominate directors. In that regard, the By-Law Amendments provide a reasonable time frame for shareholders to notify the Company of their intention to nominate directors and require shareholders to disclose information concerning the proposed nominees that is mandated by applicable securities laws. The Board will be able to evaluate the proposed nominees' qualifications and suitability as directors and respond as appropriate in the best interests of the Company. The By-Law Amendments are also intended to facilitate an orderly and efficient meeting process.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The By-Law Amendments also increase the quorum required for the conduct of business at meetings of shareholders in a manner that the Company believes is consistent with prevailing recommended governance practices and which ensures a material number of shares are presented at any shareholder meeting. Prior to the adoption of the By-Law Amendments, quorum for the conduct of business at a shareholder meeting was established if there were two persons present at the opening of the meeting entitled to vote either as shareholders or as proxy holders and holding or representing more than 10% of the outstanding shares entitled to vote at that meeting. The By-Law Amendments require that such persons must now hold or represent not less than 25% of the outstanding shares entitled to vote at the meeting.

The By-Law Amendments are effective immediately and will be placed before shareholders for ratification at the annual and special meeting of shareholders of the Company on May 21, 2013 (the "Meeting"). A copy of the By-Law Amendments has been filed under the Company's profile at www.sedar.com.

The By-Law Amendments are in effect until they are confirmed, confirmed as amended or rejected by shareholders at the Meeting and, if the By-Law Amendments are confirmed at the Meeting, they will continue in effect in the form in which they were so confirmed.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with six operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused on certain regions in Canada and select countries in South America and Africa.

For further information please contact:

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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http://www.iamgold.com/French/Home/default.aspx.